UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-14037

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Profit Participation Plan of Moody’s Corporation

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:
Moody’s Corporation
7 World Trade Center at 250 Greenwich Street
New York, NY 10007
REQUIRED INFORMATION
The required financial statements are attached to this report.

Profit Participation Plan of Moody’s Corporation
Index to Financial Statements and Exhibits

Pages
Glossary of Terms and Abbreviations	3

(a) Financial Statements

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Plan Benefits as of December 31, 2019 and 2018	5

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2019	6

Notes to Financial Statements	7-14

Schedule of Assets (Held At End of Year) as of December 31, 2019	15

(Other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.)

Signature	16

(b) Exhibits

23.1 Consent of Independent Registered Public Accounting Firm – KPMG LLP

GLOSSARY OF TERMS AND ABBREVIATIONS
The following terms, abbreviations and acronyms are used to identify frequently used terms in this report:

TERM	DEFINITION

ASC
The FASB Accounting Standards Codification; the sole source of authoritative GAAP except for rules and interpretive releases of the SEC, which are also sources of authoritative GAAP for SEC registrants

Benefit Payments	Participant withdrawals and distributions

Company	Moody’s Corporation and its subsidiaries

Company Matching Contribution	Matching contributions made by the Company equal to 50% of the first 6% of annual compensation that is contributed by a participant to the Plan subject to Internal Revenue Service limitations

EPS	Earnings per share

ERISA	Employee Retirement Income Security Act of 1974, as amended

ESOP	Employee Stock Ownership Plan

FASB	Financial Accounting Standards Board

FBRICs	Fully benefit-responsive investment contracts
FIAM	Fidelity Institutional Asset Management

GAAP	U.S. Generally Accepted Accounting Principles

Investment Manager	Newport Trust Company, the investment manager for the assets of the Plan that consist of shares of Moody’s common stock held in the Moody’s Corporation Stock Fund

IRC	Internal Revenue Code

Management Benefits and Compensation Committee	Committee that has been delegated certain authority by the Board of Directors for management of the Plan

Moody’s	Moody’s Corporation and its subsidiaries

NAV	Net Asset Value

Plan	The Profit Participation Plan of Moody’s Corporation; a defined contribution plan established by the Company for eligible employees

Roth Contributions	After-tax contributions by the employee; the contributions (and earnings thereon) generally are not taxable when distributed from the Plan

Stock Fund	The Moody’s Corporation Stock Fund

Trustee	Fidelity Management Trust Company; trustee that has custody of all of the Plan’s assets

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
The Profit Participation Plan of Moody’s Corporation:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of The Profit Participation Plan of Moody’s Corporation (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for plan benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The accompanying Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2008
New York, New York
June 23, 2020

Profit Participation Plan of Moody's Corporation
Statements of Net Assets Available for Plan Benefits
(amounts in thousands)

	December 31,
	2019	2018
ASSETS:
Investments, at fair value (Note 3)	$1,184,477	$913,842
Notes receivable from participants	7,634	7,335
Contributions receivable
Employer	3,120	3,169
Participant	1,073	1,040
Total contributions receivable	4,193	4,209
Total assets	1,196,304	925,386

LIABILITIES:
Contribution refunds payable	206	77
Total liabilities	206	77
Net assets available for plan benefits	$1,196,098	$925,309

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody's Corporation
Statement of Changes in Net Assets Available for Plan Benefits
(amounts in thousands)

Year ended
December 31, 2019
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$224,471
Dividends	21,135
Interest	1,640
Total investment income, net	247,246
Interest on notes receivable from participants	460

Contributions:
Participant	62,002
Employer	31,153
Total contributions	93,155
Total additions	340,861

Deductions from net assets attributed to:
Benefits paid to participants	69,696
Administrative expenses	376
Total deductions	70,072

Net increase in net assets available for plan benefits	270,789
Net assets available for plan benefits:
Beginning of year	925,309

End of year	$1,196,098

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation
Notes to Financial Statements
1. Background and Plan Description
The Profit Participation Plan of Moody’s Corporation is a defined contribution plan established to provide a convenient way for eligible U.S. employees to save on a regular and long-term basis for retirement. The Plan is subject to the provisions of ERISA.
The following summary provides an overview of major Plan provisions and is provided for general information purposes. U.S. employees who participate in the Plan or former U.S. employees who have accounts in the Plan should refer to the Plan document for more complete information and a full description of Plan provisions and qualifications.
Eligibility
Full-time U.S. employees of the Company who are hired or rehired on or after January 1, 2008 are automatically enrolled in the Plan with contributions equal to 3% of compensation as defined in the Plan unless they elect otherwise. Full-time U.S. employees of the Company are immediately eligible to participate in the Plan on their date of hire.
Part-time U.S. employees are eligible to participate in the Plan when they work at least one thousand hours either during the consecutive twelve-month period following their date of hire, or in any calendar year following employment. After January 1, 2008, upon completion of the eligibility requirements, part-time employees are automatically enrolled in the Plan with contributions equal to 3% of the compensation as defined in the Plan unless they elect otherwise.
The default fund for the automatic deferrals for both full-time and part-time employees is the FIAM Index Target Date Fund T that most closely matches the participants’ anticipated retirement dates based upon date of birth.
Contributions
Participants contribute to the Plan by authorizing payroll deductions from their compensation as defined in the Plan. Participants’ contributions under the Plan may be made from after-tax earnings and/or from before-tax earnings, the latter form of contribution having the effect of reducing the participant’s current taxable earnings for Federal income tax purposes. Participants are eligible to contribute up to 50% of their compensation to the Plan each year. Before-tax contributions and Roth Contributions are subject to the overall limit imposed by the IRC of $19,000 in 2019 with an additional contribution of $6,000 permitted for participants who are age 50 or older. The Company makes matching contributions currently equal to 50% of the first 6% of annual compensation (as defined) that is contributed to the Plan. Payroll deductions for participant contributions and the corresponding Company Matching Contribution that are not remitted to the Plan until after year-end are recorded as receivables in the Plan financial statements.
Under the Plan through 2019, all eligible U.S. employees (excluding those for whom applicable law prohibits a profit sharing contribution) were eligible to receive a contribution if certain financial targets of the Company were met, regardless of whether they contributed to the Plan. The Company made this contribution if year-over-year EPS growth for any plan year equaled or exceeded a threshold set forth in the Plan. This threshold was defined as an increase in EPS equal to the greater of (i) 10% growth in EPS or (ii) 2% in excess of targeted EPS percentage growth for the plan year. For the years ended December 31, 2019 and 2018, the Company did not achieve the required EPS growth necessary for a contribution. Effective January 1, 2020, this contribution was discontinued.
Participants at their discretion may invest their contributions in any, or all, of the investment fund options offered under the Plan, including the Moody’s Corporation Stock Fund.

Profit Participation Plan of Moody’s Corporation
Notes to Financial Statements
Effective January 1, 2008, the Company’s U.S. defined benefit pension plan was closed to new participants. However, in lieu of defined benefit pension plan benefits, employees of the Company who are hired, rehired or who transfer to the U.S. payroll from a non–U.S. location on or after January 1, 2008 are eligible to receive a retirement contribution to the Plan. The retirement contribution is based upon an eligible U.S. employee’s compensation as well as combined age and years of service as defined in the Plan. Participants that are eligible for the retirement contribution will receive this contribution regardless of whether they contribute to the Plan.
The Plan permits participants to have their interests in other qualified plans rolled over to the Plan. Transfers or rollovers to the Plan may only be made with the approval of the Management Benefits and Compensation Committee and do not affect any other contributions made by or on behalf of a participant.
Starting on May 1, 2014, the Plan permitted participants to make an election for Roth Contributions, on an after-tax basis. Participants, at their discretion, may invest their Roth Contributions in any, or all, of the investment fund options offered under the Plan, including the Moody’s Corporation Stock Fund. Participant contributions, withdrawals, gains, losses and other credits shall be credited to the participant’s Roth Contributions account.
Participant Accounts
A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. Effective November 1, 2011, participants are not permitted to invest more than 10% of their current contributions or existing individual account balances into the Moody’s Corporation Stock Fund (however, participants whose accounts were more than 10% invested on November 1, 2011 or subsequently became so due to investment returns are not required to divest any portion of their Moody’s Corporation Stock Fund holdings). Prior to November 1, 2011, participants were not permitted to invest more than 25% of their current contributions or existing individual account balances into the Moody’s Corporation Stock Fund. Net appreciation or depreciation on Plan investments for a given fund is allocated on a daily basis in proportion to the participant’s account balance in that fund. Interest and dividend income are allocated to participants’ accounts when paid.
The Moody’s Corporation Stock Fund is an ESOP which allows participants to choose whether any cash dividends paid are reinvested in the Stock Fund or paid to the participant in cash.
Starting May 1, 2014, with the addition of the Roth contribution option to the Plan, participants electing to make Roth Contributions will have separate accounts for those contributions.
Distributions
Upon retirement or other termination of service with the Company, participants (or their designated beneficiaries) become eligible for a lump sum distribution of the vested portion of their account balance. In the case of account balances in excess of $1,000, participants may select a deferred distribution method from various options available under the Plan. Participants’ whose vested benefits are $1,000 or less will receive an automatic distribution of their balance. The Plan also permits participant withdrawals after attaining age 59½ or due to certain financial hardships to be made out of vested account balances.
Notes receivable from participants
Participants may obtain loans from the Plan, which are collateralized by the participant’s account balance. The Plan limits the total number of loans outstanding at any time for each participant to two general-purpose loans and a principal residence loan. The minimum loan permitted by the Plan is $500

Profit Participation Plan of Moody’s Corporation
Notes to Financial Statements
and the maximum permissible amount of all loans outstanding at any time is the lower of 50% of a participant’s vested account balance or $50,000. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2019 and 2018, interest rates on participant loans ranged from 4.25% to 7.50%. Maturity dates for the participant loans ranged from one month to ten years at December 31, 2019 and 2018. Principal and interest are paid ratably by the participants through semi-monthly payroll deductions.
In the event of a default, the Management Benefits and Compensation Committee may accelerate the repayment of the loan; demand immediate repayment of the entire amount outstanding; renegotiate the terms of the loan; or approve a financial necessity distribution of the participant’s loan subject to the terms of the Plan.
Vested Benefits and Forfeitures
Participants immediately vest in their own contributions to the Plan, as well as any earnings thereon. The Plan provides for vesting in the value of all Company contributions to a participant’s Plan account after three years of service beginning on the participant’s initial employment date with the Company. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65, upon death, or if they become totally and permanently disabled.
Amounts forfeited by unvested participants who terminated employment during the year ended December 31, 2019 were $2 million. Forfeited amounts can be used to reduce future Company contributions and to pay administrative fees of the Plan. During the year ended December 31, 2019, $2 million of the cumulative forfeiture pool was used to offset Company contributions. As of December 31, 2019 and 2018, the Plan held forfeited amounts totaling $4 million.
Administration of the Plan
The Plan Administrator is the Management Benefits and Compensation Committee. Fidelity Management Trust Company is Trustee of the Plan and has custody of the Plan’s assets. The Management Benefits and Compensation Committee designated Newport Trust Company as the Investment Manager for the assets of the Plan that consist of shares of Moody’s common stock held in the Moody’s Corporation Stock Fund since 2017. The Management Benefits and Compensation Committee has also enlisted Strategic Advisers, Inc. as the investment advisers for the Plan.
Voting Rights
The Company’s common stock held in the Stock Fund is voted by the Trustee at the Company’s stockholder meetings in accordance with the confidential instructions of the participants whose accounts are invested in the common stock. All shares of the Company’s common stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All shares of the Company’s common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in the same proportion on each issue as it votes those shares credited to participants’ accounts for which it has received voting instructions from participants.
Plan Termination
While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, the Company is free to do so at any time subject to the provisions of ERISA and the IRC which state

Profit Participation Plan of Moody’s Corporation
Notes to Financial Statements
that, in such event, all participants of the Plan shall become fully vested in the employer contributions credited to their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared using the accrual method of accounting. For financial statement purposes, participant withdrawals and distributions are recorded when paid. At December 31, 2019 and 2018, all Benefit Payments processed and approved for payment had been paid by the Plan.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts in the Statements of Net Assets Available for Plan Benefits and disclosures at the date of the financial statements and the reported amounts of additions and deductions in the Statement of Changes in Net Assets Available for Plan Benefits. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options consisting of common stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate fluctuations, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits. Plan participants who are invested in the Moody’s Corporation Stock Fund are exposed to market risk in the event of a significant decline in the value of Moody’s Corporation common stock.
Certain Plan assets may invest directly or indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in various economic conditions. These conditions include, but are not limited to, real estate values, delinquencies and/or defaults on cash flows underlying the securities. Furthermore, the value of these securities may be adversely affected by shifts in market perception of the issuer as well as changes in interest rates.
Investment Valuation
Investments in mutual funds are valued based on quoted prices as these instruments and their underlying investments have active markets. Common and collective trust funds are valued at the NAV of the shares held by the Plan which represents their fair value. Common and collective trust funds are categorized in Level 2 of the fair value hierarchy (as further described in Note 3) to the extent that they are considered to have a readily determinable fair value. Investments for which fair value is estimated by using the NAV per share (or its equivalent) as a practical expedient and do not have a readily determinable fair value are not categorized in the fair value hierarchy.
Moody’s Corporation common stock is stated at the fair value determined by the closing quoted price for the common stock.

Profit Participation Plan of Moody’s Corporation
Notes to Financial Statements
Notes Receivable from Participants
Notes receivable from participants are stated at their unpaid principal balances plus any accrued but unpaid interest. No allowances for credit losses have been recorded as of December 31, 2019 and 2018 as the participant loans are secured by the participants’ vested balance in their accounts. Accordingly, in the event of a default, the Plan Administrator will deem the loan balance to be a distribution to the participant.
Investment Transactions and Investment Income
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Other investment income is recorded as earned on an accrual basis.
Net Appreciation of Investments
The net appreciation in the fair value of plan investments presented in the Statement of Changes in Net Assets Available for Plan Benefits consists of realized gains or losses and unrealized appreciation or depreciation on those investments.
3. Fair Value Measurements
Fair value is defined by the ASC as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of fair value is based on the principal or most advantageous market in which the Plan could commence transactions and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance. Also, determination of fair value under the ASC assumes that market participants will consider the highest and best use of the asset.
The ASC establishes a fair value hierarchy whereby the inputs contained in valuation techniques used to measure fair value are categorized into three broad levels as follows:
•Level 1: quoted market prices in active markets that the reporting entity has the ability to access at the date of the fair value measurement;
•Level 2: inputs other than quoted market prices described in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;
•Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities.

Profit Participation Plan of Moody’s Corporation
Notes to Financial Statements
Investments Measured at Fair Value on a Recurring Basis
Investments measured at fair value on a recurring basis consisted of the following types of instruments:

	December 31, 2019
(amounts in thousands)	Fair value measurements using input type
	Level 1	Level 2	Total
Employer-related common stock funds	$97,610	$—	$97,610
Common/collective trust funds	$—	$549,286	$549,286
Mutual funds	$537,581	$—	$537,581
Total investments measured at fair value	$635,191	$549,286	$1,184,477

	December 31, 2018
(amounts in thousands)	Fair value measurements using input type
	Level 1	Level 2	Total
Employer-related common stock funds	$62,814	$—	$62,814
Common/collective trust funds	$—	$431,733	$431,733
Mutual funds	$419,295	$—	$419,295
Total investments measured at fair value	$482,109	$431,733	$913,842

The Plan does not have any investments measured at fair value on a recurring basis that utilize Level 3 inputs.
There have been no changes in the methodologies used at December 31, 2019 and 2018. Following is a description of the valuation methodologies used for assets measured at fair value.
The valuation methodology used to measure the fair values of employer-related common stock and mutual funds is based on quoted prices as these instruments and their underlying investments have active markets.
The common trust funds are reported at NAV which is based on the fair value of the underlying investments with the exception of FBRICs held by the stable-value common trust for which the relevant fair value measurement is contract value.
The fair value of the underlying investments of the equity index common trust fund is determined by the investment manager using quoted prices in active markets or other significant inputs that are deemed observable. The fixed income common trust fund’s underlying securities are valued based upon market quotations or, if market quotations are not readily available, based upon bid prices supplied by a principal market maker and evaluated prices supplied by pricing services that employ analytic methodologies that take into account the prices of similar securities and other market factors. The life-cycle funds primarily hold investments in underlying funds which are valued at their closing NAV each business day.
The stable-value common trust fund invests in FBRICs, fixed income securities, and money market funds. The valuation methodologies for the stable-value common trust fund as determined by the investment manager vary by the different investments held within the fund and include discounted cash

Profit Participation Plan of Moody’s Corporation
Notes to Financial Statements
flow models which consider recent bids as determined by recognized dealers; recent bid prices if quoted market prices are readily available; matrix pricing for fixed income securities which consider yield or price of bonds of comparable quality, coupon and maturity; and pricing services that incorporate dealer-supplied valuations and valuation models. The investment manager values its investment in FBRICs at their contract value.
There were no transfers or reclassifications of investments between Level 1, Level 2 or Level 3 within the fair value hierarchy during the years ended December 31, 2019 and 2018.
The funds within the Plan are redeemable daily and, excluding stable-value common trust fund, generally have no restrictions on redemptions other than for certain funds, a fee may be charged to a participant for redeeming an investment within a specified amount of time after the original purchase of the investment. The Plan has no contractual obligation to further invest in any of the funds.
For the stable-value common trust fund, participant-directed withdrawals or exchanges into another investment option may be made at any time, except that exchanges cannot be made into a competing fund (e.g. money market funds or other fixed income funds).
Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the stable-value common trust fund. Such events could include, but are not limited to, the following: premature termination of contracts by this fund, Plan termination, bankruptcy, partial plan termination or plan mergers, early retirement incentives that could cause significant withdrawals from the Plan and failure of the Plan to qualify under the applicable sections of the IRC. The Plan Administrator does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.
4. Related Party Transactions
Certain Plan investments are managed by the Trustee and Investment Manager, and therefore qualify as party-in-interest transactions. The expenses of administering the Plan are paid by the Company, except for certain Trustee and Investment Manager fees which are charged to the Plan. Additionally, certain investment management fees are charged to the individual funds in the Plan and are included in the net depreciation in the fair value of investments in the Statement of Changes in Net Assets Available for Plan Benefits. Plan investments in the common stock of the Company also qualify as party-in-interest transactions. At December 31, 2019 and 2018, the Stock Fund held 402,830 and 426,538 shares, respectively, of common stock in Moody’s Corporation, the Plan sponsor, with a cost basis of $10 million and $11 million, respectively. The Plan earned dividends of approximately $1 million from Moody’s Corporation common stock during both of the years ended December 31, 2019 and 2018.
5. Tax Status
The Internal Revenue Service has determined and informed the Company, by a letter dated August 2, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan Administrator believes that the Plan is designed and is currently operated in compliance with applicable requirements of the IRC.
GAAP requires the Plan sponsor to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has concluded that as of December 31, 2019, there were no uncertain positions taken or expected to be taken that would require recognition or other disclosure in the Plan’s financial statements.

Profit Participation Plan of Moody’s Corporation
Notes to Financial Statements
The Plan is subject to routine audits by various taxing jurisdictions. There are currently no audits for any tax periods in progress. The plan administrator believes that the Plan is no longer subject to income tax examination for the years prior to 2016.
6. Reconciliation of Financial Statements to Form 5500

	December 31,
(amounts in thousands)	2019	2018
Net assets available for plan benefits:
Financial statements	$1,196,098	$925,309
Participant loans deemed distributed for Form 5500 reporting	—	(66)
Corrective distributions paid in subsequent year (1)	206	77
Form 5500	$1,196,304	$925,320

Year ended
Changes in net assets available for plan benefits:	December 31, 2019
Financial statements	$270,789
Adjustments related to corrective distributions:
Contributions refund payable due to corrective distributions (1)	206
Plan year 2018 corrective distributions paid in 2019 (1)	(77)
Adjustments relating to loans deemed to be distributed for Form 5500 reporting:
Participant loans deemed distributed for Form 5500 reporting in 2018	66
Form 5500	$270,984

(1)Subsequent to the years ended December 31, 2019 and 2018, the Company was notified by the Trustee that it failed the Internal Revenue Code Section 415(c), Annual Additions Limitation Test. The Section 415(c) Limit or the Annual Additions Limitation is a limit on the aggregate sum of all employer contributions, employee contributions and forfeitures. The Section 415(c) Limit for 2019 was $56,000. These corrective distributions were made in the year subsequent to the original contribution and were recorded as a contribution refunds payable at December 31, 2019 and 2018.
7. Subsequent Events
During the first quarter of 2020, an outbreak of a novel strain of coronavirus ("COVID-19") resulted in an international public health crisis and a global pandemic. Due to ongoing uncertainty relating to the duration and severity of the COVID-19 pandemic, the Plan’s net assets available for benefits could be adversely impacted in future reporting periods.
The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted on March 27, 2020 in the United States. The CARES Act offers relief provisions to tax-qualified retirement plans and their participants. Plan management has adopted certain relief provisions included in the CARES Act.

Profit Participation Plan of Moody’s Corporation
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2019
(tabular dollar amounts in thousands)

			Annual interest rate	Number of shares/units/or principal amount	Current value

	Identity of issuer, borrower or similar party	Maturity date
	Employer-related common stock funds:
*	Moody's Corporation Stock Fund (1)			402,830	97,610
	Total employer-related common stock funds				97,610

	Common/Collective trust funds:
	Prudential Core Plus Bond Fund			277,215	49,813
	BTC Mid Cap Equity Index Fund			4,214,069	97,745
	State Street Russell Small Cap Index Fund			913,371	30,135
	T. Rowe Price Emerging Markets Equity Trust (Class A)			42,165	24,637
*	Fidelity Managed Income Portfolio II			77,072,130	77,072
*	FIAM Index Target Date Income Fund V			177,226	2,664
*	FIAM Index Target Date 2005 Fund V			115,001	1,871
*	FIAM Index Target Date 2010 Fund V			128,989	2,284
*	FIAM Index Target Date 2015 Fund V			123,101	2,243
*	FIAM Index Target Date 2020 Fund V			758,916	13,843
*	FIAM Index Target Date 2025 Fund V			1,260,288	24,399
*	FIAM Index Target Date 2030 Fund V			1,586,824	30,864
*	FIAM Index Target Date 2035 Fund V			2,023,836	41,772
*	FIAM Index Target Date 2040 Fund V			1,706,141	35,078
*	FIAM Index Target Date 2045 Fund V			2,219,937	45,953
*	FIAM Index Target Date 2050 Fund V			2,029,144	41,719
*	FIAM Index Target Date 2055 Fund V			991,014	20,900
*	FIAM Index Target Date 2060 Fund V			420,995	6,294
	Total Common/Collective trust funds				549,286

	Mutual funds:
*	Fidelity 500 Index Fund			2,326,053	260,564
*	Fidelity Diversified International Fund			1,237,756	50,005
*	Fidelity Low-Priced Stock Fund			886,931	44,338
	Mainstay Large-Cap Growth Fund			7,449,250	76,280
	DFA U.S. Small Cap Portfolio Institutional Class			291,662	10,217
	DWS RREEF Real Estate Securities Fund - Class Instl			672,087	15,189
*	Fidelity US Bond Index Fund			3,819,049	45,485
*	Fidelity International Index			826,424	35,503
	Total Mutual funds				537,581

	Total investments, at fair value				1,184,477

*	Notes receivable from participants	1 month to 10 years	4.25% to 7.50%		7,634

	* Asset qualifies as a party-in-interest for the Plan as defined by ERISA.
	(1) Consists of 402,830 shares of Moody's Corporation common stock and $1,969 thousand in cash at December 31, 2019.

	See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Benefits and Compensation Committee of Moody’s Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT PARTICIPATION PLAN OF MOODY’S CORPORATION

By:	/s/ Caroline Sullivan
Caroline Sullivan
Senior Vice President and Corporate Controller (principal accounting officer and duly authorized officer)

Date: June 23, 2020